# Nine Spoons LLC

## Profit and Loss
### January - March, 2023

| | TOTAL |
|---|---:|
| **Income** | |
| Services | 9,060.44 |
| **Total Income** | **$9,060.44** |
| GROSS PROFIT | **$9,060.44** |
| Expenses | |
| Accounting | 180.00 |
| Advertising & Marketing | 361.00 |
| Advertising/Promotional | 614.37 |
| Bank Charges & Fees | 3.00 |
| Contracted services | 14,521.21 |
| Contractors | 6,388.78 |
| Interest Paid | 438.27 |
| Job Supplies | 507.74 |
| Legal & Professional Services | 353.14 |
| Meals & Entertainment | 128.59 |
| Office Supplies & Software | 272.84 |
| Other Business Expenses | 15.00 |
| QuickBooks Payments Fees | 4.77 |
| Rent & Lease | 202.50 |
| Shipping, Freight & Delivery | 1,154.90 |
| Taxes & Licenses | 50.00 |
| **Total Expenses** | **$25,196.11** |
| NET OPERATING INCOME | **$ -16,135.67** |
| NET INCOME | **$ -16,135.67** |

# Nine Spoons LLC

## Balance Sheet
### As of March 31, 2023

| | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Cash on hand | -11,165.20 |
| **Total Bank Accounts** | **$ -11,165.20** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 2,603.00 |
| **Total Accounts Receivable** | **$2,603.00** |
| Other Current Assets | |
| Inventory Asset | 23,879.45 |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$23,879.45** |
| **Total Current Assets** | **$15,317.25** |
| Fixed Assets | |
| Fixed Asset Other Tools Equipment | 1,006.81 |
| **Total Fixed Assets** | **$1,006.81** |
| **TOTAL ASSETS** | **$16,324.06** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| US Bank | 20,594.51 |
| US Bank | -500.00 |
| **Total US Bank** | **20,094.51** |
| **Total Credit Cards** | **$20,094.51** |
| **Total Current Liabilities** | **$20,094.51** |
| Long-Term Liabilities | |
| Loan Payable | 32,016.07 |
| **Total Long-Term Liabilities** | **$32,016.07** |
| **Total Liabilities** | **$52,110.58** |
| Equity | |
| Member Equity-Jennifer | -28,113.39 |
| Member Equity-Joe | 59,548.60 |
| Owner's Investment | 0.00 |
| Owner's Pay & Personal Expenses | 0.00 |
| Retained Earnings | -51,086.06 |

# Nine Spoons LLC

## Balance Sheet

As of March 31, 2023

|  | TOTAL |
|---|---|
| Net Income | -16,135.67 |
| **Total Equity** | **$ -35,786.52** |
| **TOTAL LIABILITIES AND EQUITY** | **$16,324.06** |

# Nine Spoons LLC

## Statement of Cash Flows
January - March, 2023

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
|   Net Income | -16,135.67 |
|   Adjustments to reconcile Net Income to Net Cash provided by operations: | |
|   Accounts Receivable (A/R) | 967.20 |
|   US Bank | -900.00 |
| **  Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **67.20** |
| **Net cash provided by operating activities** | **$ -16,068.47** |
| FINANCING ACTIVITIES | |
|   Loan Payable | -1,276.44 |
| **Net cash provided by financing activities** | **$ -1,276.44** |
| NET CASH INCREASE FOR PERIOD | **$ -17,344.91** |
| Cash at beginning of period | 6,179.71 |
| CASH AT END OF PERIOD | **$ -11,165.20** |